As filed with the Securities and Exchange Commission on May 26, 2006
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Covad Communications Group, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	77-0461529 (I.R.S. Employer Identification Number)
110 Rio Robles
San Jose, CA 95134-1813
(Address, including zip code, including area code, of Registrant’s principal executive offices)

Charles E. Hoffman
President and Chief Executive Officer
James A. Kirkland
General Counsel and Senior Vice President
Covad Communications Group, Inc.
110 Rio Robles Drive
San Jose, CA 95134-1813
(408) 952-6400
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Daniel J. Winnike, Esq.
David A. Bell, Esq.
Fenwick & West LLP
Silicon Valley Center
801 California Street
Mountain View, California 94041
(650) 988-8500

     Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.☐
     If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act of 1933, check the following box. ☐
     If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐
CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Offering Price	Aggregate	Registration
Securities to be Registered	Registered(1)	Per Unit(2)	Offering Price	Fee
Common Stock, $0.001 par value	44,647,822	$1.85	$82,598,471 (2)	$8,838 (3)

(1)	Consists of (a) 6,134,969 shares of common stock that are currently issued and outstanding, (b) 21,505,376 shares of common stock that are issuable upon conversion of the 12% Senior Secured Convertible Note due 2011 (the “EarthLink Convertible Note”) and (c) 17,007,477 shares of common stock that are issuable upon conversion of notes issuable as payment of interest on the EarthLink Convertible Note. Pursuant to Rule 416 under the Securities Act of 1933, we are also registering an indeterminable additional number of shares of common stock as may be issued upon conversion of the EarthLink Convertible Note and/or notes issuable as payment of interest on the EarthLink Convertible Note.

(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) promulgated under the Securities Act of 1933 and based upon the average of the high and low sales prices reported on the American Stock Exchange on May 19, 2006.

(3)	Pursuant to Rule 457(p) promulgated under the Securities Act of 1933, $8,838 of the filing fee associated with the unsold securities registered by our Registration Statement on Form S-3, File Number 333-128933, filed on October 11, 2005, is offset against the total filing fee for this registration statement.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING SECURITYHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES, IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS (Subject to completion; dated May 26, 2006)
44,647,822 Shares of Common Stock

     Covad Communications Group, Inc. issued 6,134,969 shares of common stock and a 12% Senior Secured Convertible Note due 2011 (which we refer to in this prospectus as the “EarthLink Convertible Note”), in a private placement on March 29, 2006. We will have issued 38,512,853 of the shares offered pursuant to this prospectus upon conversion of the EarthLink Convertible Note and/or substantially similar notes that we may issue as payment of interest on the EarthLink Convertible Note. With this prospectus, the selling securityholder named in this prospectus or in prospectus supplements may offer and sell the shares of our common stock. The selling securityholder may sell the shares of common stock in private transactions at negotiated prices, or in the open market at prevailing market prices. We will not receive any proceeds from this offering.
     Shares of our common stock are currently listed on the American Stock Exchange under the Symbol “DVW.” The last closing price of our common stock on the American Stock Exchange May 26, 2006 was $1.99 per share.
     Investing in our common stock involves a high degree of risk. Please carefully consider the “Risk Factors” beginning on page 1 of this prospectus.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is                    , 2006.

     You should rely only on the information contained in or incorporated by reference into this prospectus. No dealer, salesperson or any other person is authorized to give any information or to make any representation other than those contained in or incorporated by reference in this prospectus. If such information is given or representations are made, you may not rely on that information or representations as having been authorized by us. You may not imply from the delivery of this prospectus, nor from a sale made under this prospectus, that our affairs are unchanged since the date of this prospectus. This prospectus may only be used where it is legal to sell the securities.

     “Covad ® ,” “Covad.net®,” “TeleSpeed®,” “TeleDefend®”, “TeleSoho®,” and “TeleSurfer SM ,” and the Covad logos, names and marks are some of our trademarks and service marks. This prospectus also contains other product names, trade names and trademarks of ours and of other companies and organizations.

PROSPECTUS SUMMARY
     This summary may not contain all the information that you should consider before investing in our common stock. You should read the entire prospectus and the information incorporated by reference in this prospectus carefully, including “Risk Factors” and the financial data incorporated by reference, before making an investment decision.
     We provide voice and data communications products and services to consumers and businesses. We provide these services throughout the United States in approximately 235 major metropolitan areas in 44 states. Our telecommunications network allows us to offer services to more than 57 million homes and businesses. Our products and services include high-speed, or broadband, data communications, Internet access connectivity, Voice over Internet Protocol telephony, or VoIP, and a variety of related services. We primarily use digital subscriber line, or DSL, and DS-1, also referred to as T-1, technologies to deliver our services. In order to provide our services we purchase network elements, such as telecommunication lines and central office facilities, from the traditional local telephone companies, which are often referred to as the incumbent local telephone companies, or ILECs, and other carriers, and then combine these network elements with our own nationwide network facilities. We purchase the majority of these network elements from Verizon Communications, Inc., or Verizon, BellSouth Telecommunications, Inc., or BellSouth, AT&T, Inc. (formerly SBC Communications, Inc., or SBC), or AT&T, and Qwest Corporation, or Qwest, which are also known as the regional Bell operating companies, or RBOCs. As of March 31, 2006, we had approximately 557,000 broadband access end-users and 1,328 VoIP business customers with a combined total of approximately 42,800 VoIP stations.
     Our principal executive offices are located at 110 Rio Robles, San Jose, California 95134 and our telephone number is (408) 952-6400. Our World Wide Web site address is http://www.covad.com. Information found at our Web site is not part of this prospectus.
     Information regarding our business in our annual report on Form 10-K for the year ended December 31, 2005 is hereby incorporated by reference.
The Offering
     The following is a brief summary of certain terms of the common stock offered for resale in this prospectus. For a more complete description of the common stock, see “Description of Capital Stock” in this prospectus.

Issuer	Covad Communications Group, Inc.

Securities Offered	44,647,822 shares of common stock, which consists of (a) 6,134,969 shares of common stock that are currently issued and outstanding, (b) 21,505,376 shares of common stock that are issuable upon conversion of the EarthLink Convertible Note and (c) 17,007,477 shares of common stock that are issuable upon conversion of notes issuable as payment of interest on the EarthLink Convertible Note.

American Stock Exchange Symbol for our Common Stock	Our common stock is traded on the American Stock Exchange under the symbol “DVW.”
RISK FACTORS
     You should carefully consider the following risks, as well as the other information contained in or incorporated by reference in this prospectus, before investing in our common stock. If any of the following risks actually occurs, our business could be harmed. You should refer to the other information set forth or incorporated by reference in this prospectus, including our consolidated financial statements incorporated by reference herein.
Risks Related to Our Business
     Our services are subject to government regulation, and changes in current or future laws or regulations and the methods of enforcing the law and regulations could adversely affect our business.
     Our services are subject to federal, state and local government regulations. In particular, the company and its resellers are dependent on certain provisions of the 1996 Telecommunications Act to procure certain facilities and services from the ILECs that are necessary to provide our services. As a result, our business is highly dependent on rules and rulings from the Federal Communications Commission (“FCC”), legislative actions at both the state and federal level, and rulings from state public utility commissions (“PUCs”).
     For instance, over the last several years the FCC has made substantial changes to the regulatory environment in which we operate. The FCC’s August 21, 2003 Triennial Review order and its release of further changes on February 4, 2005, limited, and in some cases eliminated our access to some of the network elements that we use to operate our business. Where we no longer have regulated access to network elements, our costs are likely to increase as a result of these orders and we may be unable to profitably offer some of our services. We may be unable to adapt to the changed regulatory environment, in its current form, or to future changes, whether resulting from these orders or from subsequent action by Congress, state legislatures, the courts, the FCC or other regulatory authorities.
     In addition, the FCC’s August 2003 Triennial Review order and related subsequent orders provided that ILEC fiber based facilities and packet switched based facilities were no longer required to be unbundled and made available to competitive carriers like us. Each of the RBOCs have announced plans to aggressively deploy new fiber and packet based facilities as replacements for the copper loop based facilities that we use to provide our services. This substitution of fiber and packet based facilities will reduce the portion of the market for data and voice services that we can reach utilizing our wireline network. While we are pursuing alternative means of providing services where this occurs, including commercial access agreements with the ILECs and alternative means of providing services, such as fixed wireless, we may not be successful in these efforts, and there may be material adverse effects on our financial condition.

Charges for network elements are generally outside of our control because they are proposed by the ILECs and are subject to costly regulatory approval processes.
     ILECs provide the telephone lines that connect each end-user to our equipment located in their central offices. The 1996 Telecommunications Act generally requires that charges for these unbundled network elements be cost-based and nondiscriminatory. Nonetheless, the nonrecurring and recurring monthly charges for lines (telephone wires) that we require vary greatly. These rates are subject to negotiations between us and the ILECs and to the approval of the state PUCs. Consequently, we are subject to the risk that the non-recurring and recurring charges for lines and other unbundled network elements will increase based on higher rates proposed by the ILECs and approved by state PUCs from time to time, which would increase our operating expenses and reduce our ability to provide competitive products.
     The impact of judicial and regulatory decisions on the prices we pay to the ILECs for collocation and unbundled network elements is highly uncertain. There is a risk that any new prices set by the regulators could be significantly higher than current prices. As a result of FCC decisions, it is likely that we will pay higher prices for line-shared lines, high-capacity lines and data transport between many of the ILECs central offices. If we are required to pay higher prices to the ILECs for collocation and network components as a result of the FCC’s recent decisions and other judicial and regulatory decisions, it could materially increase our operating expenses and reduce our ability to provide competitive products.
Our business will be adversely affected if our interconnection agreements are not renewed or if they are modified on unfavorable terms.
     We are required to enter into interconnection agreements covering each of the states we serve with the appropriate ILECs in order to provide service in those regions. Many of our existing interconnection agreements have a maximum term of three years. Therefore, we will have to renegotiate these agreements with the ILECs when they expire. A number of these agreements have expired and we are currently in the process of renegotiating them. We may not succeed in extending or renegotiating these interconnection agreements on favorable terms or at all.
     As the FCC modifies, changes and implements rules related to unbundling and collocation, we generally have to renegotiate our interconnection agreements to implement those new or modified rules. For example, we are involved in a number of renegotiations of interconnection agreements to reflect the FCC’s recent decisions. We may be unable to renegotiate these agreements in a timely manner, or we may be forced to arbitrate and litigate with the RBOCs in order to obtain agreement terms that fully comply with FCC rules.
     Additionally, disputes have arisen and will continue to arise in the future as a result of differences in interpretations of the interconnection agreements. These disputes have delayed the deployment of network capabilities and services, and resolution of the litigated matters will require ongoing expenditures and management time. In addition, the interconnection agreements are subject to state PUCs, FCC and judicial oversight. These government authorities may modify the terms of the interconnection agreements in a way that reduces our access to, or increases the cost of, the network components that we purchase from the ILECs.
We depend on a limited number of customers for the preponderance of our revenues, and we are highly dependent on sales through our resellers.
     The majority of our revenue comes from Internet service providers, telecommunications carriers and other customers who resell our Internet access and other services to their business and consumer end-users. Our agreements with our resellers are generally non-exclusive, and many of our customers also resell services offered by our competitors. Our agreements with our resellers generally do not contain purchase commitments. A limited number of resellers account for a significant portion of our revenues. Our top 30 resellers accounted for approximately 61.8%, of our net revenue for the three months ended March 31, 2006. We expect that our reseller customers will continue to account for a significant portion of our revenue and new end user additions.
     If we were to lose one or more of our key resellers or if one or more of our key resellers stopped providing us with orders or removed end-users from our network, our revenue and line-growth could be materially adversely affected. Consolidations, mergers and acquisitions involving our key resellers have occurred in the past and may occur in the future. These consolidations, mergers and acquisitions may cause key resellers to stop providing us with orders or to remove end-users from our network. On January 31, 2005, one of our major resellers, AT&T Corp., was acquired by SBC, one of the largest RBOCs and also one of our larger resellers. The surviving company is now known as AT&T, Inc. On January 6, 2006, another one of our resellers, MCI, was acquired by Verizon. For the year ended December 31, 2005, the pre-merger AT&T Corp. and MCI entities accounted for 13.6% and 4.2%, respectively, of our net revenues. The combined AT&T entity and Verizon (including MCI) are both our competitors and resellers of our services. At this time, we cannot predict the effects of these transactions on our revenues derived from the new combined AT&T or from MCI, or the timing of any such effects.
The markets in which we operate are highly competitive, and we may not be able to compete effectively, especially against established industry competitors with significantly greater financial resources.
     We face significant competition in the markets for business and consumer Internet access, network access and voice services and we expect this competition to intensify. We face competition from the RBOCs, cable modem service providers, competitive telecommunications companies, traditional and new national long distance carriers, Internet service providers, on-line service providers and wireless and satellite service providers. Many of these competitors have longer operating histories, greater name recognition, better strategic relationships and significantly greater financial, technical or marketing resources than we do. As a result, these competitors may be able to:
•	develop and adopt new or emerging technologies;

•	respond to changes in customer requirements more quickly;

•	devote greater resources to the development, promotion and sale of their products and services;

•	form new alliances and rapidly acquire significant market share;

•	undertake more extensive marketing campaigns;

•	adopt more aggressive pricing policies; and

•	devote substantially more resources to developing new services.
     The intense competition from our competitors, including the RBOCs, the cable modem service providers and the competitive telecommunications companies could harm our business.
     The RBOCs represent the dominant competition in all of our target service areas, and we expect this competition to intensify. The RBOCs have established brand names and reputations for quality service, possess sufficient capital to deploy DSL equipment and other facilities rapidly, have their own telephone lines and can bundle digital data services with their existing voice, wireless and other services to achieve economies of scale in serving customers. They can also offer service to end-users using fiber and fiber-fed loops that are not available to us. Certain RBOCs are aggressively pricing their consumer DSL service subscription fees as low as $12.99 per month when ordered as part of a bundle, which has slowed sales of stand-alone consumer DSL services by our reseller partners and increased the rate of churn among our existing users. We believe that we pose a competitive risk to the RBOCs and, as both our competitors and our suppliers, they have the ability and the motivation to disadvantage our business. If we are unable to enter into and maintain our agreements with the RBOCs that provide us with access to line-sharing at reasonable rates, we will be unable to price our consumer services at a price that is competitive with the RBOCs.
     Cable modem service providers, such as Cox Communications, Comcast, and Time Warner, and their respective cable company customers, have deployed high-speed Internet access services over coaxial cable networks. These networks provide similar, and in some cases, higher-speed data services than we provide. In addition, cable providers are beginning to bundle VoIP and other services, such as video-on-demand, with their Internet access offerings. As a result, competition with the cable modem service providers may have a significant negative effect on our ability to secure customers and may create downward pressure on the prices we can charge for our services.
New competitors in the market for VoIP services and improvements in the quality of VoIP service provided by competitors over the public Internet could increase competition for our VoIP services.
     Our business plan is based partly on our ability to provide local and long distance voice services at a lower rate than our competitors. We expect price competition to increase in the VoIP market due to increasing emphasis on VoIP by the local telephone companies and new entrants to the VoIP market. Because networks using VoIP technology can be deployed with less capital investment than traditional networks, there are lower barriers to entry in this market and it may be easier for new competitors to emerge. Increasing competition may cause us to lower our prices or may make it more difficult to attract and retain customers.
     We believe that our VoIP service does not compete with providers who use the public Internet to transmit communications traffic, as these providers generally cannot provide the quality of service necessary for business-grade services. Future technology advances, however, may enable these providers to offer an improved quality of services to business customers over the Internet with lower costs than we incur by using a private network. This could also lead to increased price competition.
Failure to complete development, testing and introduction of new services, including VoIP services, could affect our ability to compete in the industry.
     We continuously develop, test and introduce new services that are delivered over our network. These new services are intended to allow us to address new segments of the communications marketplace and to compete for additional customers. In some cases, the introduction of new services requires the successful development of new technology. To the extent that upgrades of existing technology are required for the introduction of new services, the success of these upgrades may depend on the conclusion of contract negotiations with vendors and vendors meeting their obligations in a timely manner. In addition, new service offerings may not operate as intended and may not be widely accepted by customers. If we are not able to successfully complete the development and introduction of new services and enhancements to our existing services, including VoIP, line-powered voice access (“LPVA”), and wireless services, in a timely manner, our business could be materially adversely affected.
We may need to raise additional capital under difficult financial market conditions.
     We believe our current cash, cash equivalents, and short-term investments in debt securities should be sufficient to meet our anticipated cash needs for working capital and capital expenditures until we become cash flow positive. We have a business plan that we believe will take us to the point where our operations will yield a positive cash flow without raising additional capital. This business plan is based upon several assumptions, including growth of our subscriber base with a reasonable per subscriber profit margin and improvements in productivity. If actual events differ from these assumptions, we may be required to alter our business plan to reflect these changes. We will continue to monitor events to determine if such adjustments to our business plan are appropriate.
     We are currently facing a variety of challenges that may affect the assumptions contained in our business plan, including, among others:
•	customer disconnection rates that reduce our revenues;

•	significant price reductions by our competitors;

•	higher levels of marketing expense required to acquire and retain end-users that purchase our services from us and from our resellers;

•	the need to upgrade our systems by investing in our existing and future technology and infrastructure;

•	investment opportunities in complementary businesses, acquisitions or other opportunities;

•	changes in government regulations and legal actions challenging government regulations; and

•	additional risk factors mentioned throughout this section.
     In March 2006 we issued a $40,000,000 senior secured convertible note to EarthLink, Inc., or EarthLink, (referred to herein as the “EarthLink Convertible Note”). This note is due in 2011 and, under specified circumstances, we may be required to repay the principal amount in installments prior to 2011. In addition, the terms of the EarthLink Convertible Note and our $50,000,000 senior secured credit facility with Silicon Valley Bank include restrictive covenants that limit our flexibility in planning for, or reacting to changes in, our business. If we do not comply with such covenants, or if any other event of default occurs under these agreements, our lenders could accelerate repayment of our debt or restrict our access to further borrowings. This collateralization of the EarthLink Convertible Note and the Silicon Valley Bank senior secured credit facility, in addition to the existence of $125,000,000 in 3% convertible debentures, may also limit our ability to raise additional capital through sales of debt or equity securities.
     Adverse business, regulatory or legislative developments may require us to raise additional financing, raise our prices or substantially decrease our cost structure. We also recognize that we may not be able to raise additional capital under the current capital market conditions. If we are unable to acquire additional capital or are required to raise it on terms that are less satisfactory than we desire, our financial condition will be adversely affected.
In order to become cash flow positive and to achieve profitability, we must add end-users and sell additional services to our existing end-users while minimizing the cost to expand our network infrastructure.
     We must increase the volume of Internet, data and voice transmission on our network in order to realize the anticipated cash flow, operating efficiencies and cost benefits of our network. If we do not add new customers and maintain our relationships with current customers, we may not be able to substantially increase traffic on our network, which would adversely affect our profitability. To accomplish this strategy, we must, among other things:
•	acquire new end-users;

•	efficiently deploy line-powered voice access, or LPVA, services under our agreement with EarthLink;

•	enter into and maintain agreements with the RBOCs or obtain favorable regulatory rulings that provide us with access to unbundled network elements on terms and conditions that allow us to profitably sell our consumer services;

•	enhance, improve and increase sales of our VoIP services;

•	upgrade our network to improve reliability and remain competitive;

•	efficiently deploy wireless services and integrate NextWeb;

•	expand our direct sales capability and infrastructure in a cost-effective manner; and

•	continue to implement and improve our management information systems, including our client ordering, provisioning, dispatch, trouble ticketing, customer billing, accounts receivable, payable tracking, collection, fixed assets, transaction-based taxes and other management information systems.
     Our growth has placed, and will continue to place, significant demands on our management and operations. We expect to implement system upgrades, new software releases and other enhancements which could cause disruption and dislocation in our business. If we are successful in implementing our marketing strategy, we may have difficulty responding to demand for our services and technical support in a timely manner and in accordance with our customers’ expectations. We expect these demands may require increased outsourcing of Covad functions to third parties. We may be unable to do this successfully, in which case we could experience an adverse effect on our financial performance.
Our end-user disconnection rate reduces our revenue and end-user growth.
     We experience high disconnection or “churn” rates. Our high end-user churn rate continues to impair the growth we need to cover the cost of maintaining our network. These disconnections occur as a result of several factors, including end-users who:
•	move to a new location;

•	disconnect because of better offers in the market; or

•	disconnect because they do not like our service or the service provided by our resellers.

     While we are working to address problems with the end-user experience, many of these factors are beyond our control. As a result, our churn rates may increase even if we improve the customer experience. In addition, promotions and rebates that we offer to our resellers and end-users are based on an assumption that a given end-user will maintain our service for a period of time. If our disconnection rate increases for more recently added end-users, we may not recoup the money we spend on these promotions and rebates.
We may experience decreasing margins on the sale of our services, which may impair our ability to achieve profitability or positive cash flow.
     Prices for our services have steadily decreased since we first began operations. We expect we will continue to experience an overall price decrease for our services due to competition, volume-based pricing and other factors. We currently charge higher prices for some of our services than some of our competitors do for similar services. As a result, we cannot assure you that our customers will select our services over those of our competitors. In addition, prices for digital communications services in general have fallen historically, and we expect this trend to continue. As a result of these factors, we cannot predict whether demand for our services will exist at prices that enable us to achieve profitability or positive cash flow.
If our internal controls over financial reporting do not comply with the requirements of the Sarbanes-Oxley Act, our business, reputation and stock price could be adversely affected.
     Section 404 of the Sarbanes-Oxley Act of 2002 requires us to evaluate the effectiveness of our internal control over financial reporting as of the end of each year, and to include a management report assessing the effectiveness of our internal control over financial reporting in our annual reports. Section 404 also requires our independent registered public accounting firm to annually attest to, and report on, management’s assessment of our internal control over financial reporting.
     Although our management has determined, and our independent registered public accounting firm has attested, that our internal control over financial reporting was effective as of December 31, 2005, we cannot assure you that we or our independent registered public accounting firm will not identify a material weakness in our internal controls in the future. If our internal control over financial reporting is not considered adequate, we may experience a loss of public confidence, which could have an adverse effect on our business and our stock price.
Some of our resellers are facing financial difficulties, which makes it more difficult to predict our revenues.
     Some of our reseller customers may experience financial difficulties, including bankruptcy. If a customer cannot provide us with reasonable assurance of payment, then we only recognize revenue when we collect cash for our services, assuming all other criteria for revenue recognition have been met, and only after we have collected all previous accounts receivable balances. Although we will continue to try to obtain payments from these customers, it is likely that one or more of these customers will not pay us for our services. With respect to resellers that are in bankruptcy proceedings, we similarly may not be able to collect sums owed to us by these customers and we also may be required to refund pre-petition amounts paid to us during the 90 days prior to the bankruptcy filing.
The development of our direct business poses operational challenges and may cause our resellers to place fewer orders with us or may cause us to lose resellers.
     Sales of services directly to end-user customers represent a significant and growing part of our business. As we expand our direct business, we will face new operational challenges. These challenges include, but are not limited to, our ability to:
•	recruit, hire and train additional direct sales teams;

•	reduce our cost of acquiring new customers;

•	create effective automated systems to provision, manage and bill for VoIP services;

•	manage expanding and increasingly diverse distribution channels;

•	effectively manage additional vendors; and

•	continue to enhance our network and access products to provide business-class VoIP services.
     In addition, some of our existing resellers may perceive us as a potential or actual competitor. As a result, these resellers may reduce the volume or the rate of growth of the sales of our services, or may cease to resell our services entirely.
The communications industry is undergoing rapid technological changes and new technologies may be superior to the technology we use.
     The communications industry is subject to rapid and significant technological changes, including continuing developments in DSL and VoIP technology and alternative technologies for providing broadband and telephony communications, such as cable modem, satellite and wireless technology. As a consequence, our success may depend on:
•	third parties, including some of our competitors and potential competitors, to develop and provide us with access to new communications and networking technology;

•	our ability to anticipate or adapt to new technology on a timely basis; and

•	our ability to adapt to new products and technologies that may be superior to, or may not be compatible with, our products and technologies.
     The investments required to address technological changes are difficult to predict and may exceed our available resources. If we fail to adapt successfully to technological changes or fail to obtain access to important technologies, our business will be adversely affected.

A system failure could delay or interrupt service to our customers, which could reduce demand for our services.
     Our operations depend upon our ability to support our highly complex network infrastructure and avoid damage from fires, earthquakes, terrorist attacks, floods, power losses, excessive sustained or peak user demand, telecommunications failures, network software flaws, transmission cable cuts and similar events. The occurrence of a natural disaster or other unanticipated problem at our network operations center or any of our regional data centers could cause interruptions in our services. Similarly, if our third party providers fail to maintain their facilities properly or fail to respond quickly to network or other problems, our customers may experience interruptions in the service they obtain from us.
     Our VoIP and LPVA services rely on Internet protocol, or IP, technology, which is different from, and much newer than, the legacy circuit-switch technology used by the traditional telephone companies and other providers of traditional communications services. Although we believe that IP technology is well-designed for the provision of a broad array of communications services to high numbers of users, we cannot assure you that our IP-based network can handle increasingly higher volumes of voice and data traffic as we grow our business or as our customers’ usage increases, that it can adapt to future technological advancements, or that it will be reliable over long periods of time. We have experienced some interruptions in our VoIP service as a result of network and equipment issues as we enhance and improve this service. Any damage or failure that interrupts our operations negatively impacts our reputation and makes it more difficult to attract and retain customers.
A breach of network security could delay or interrupt service to our customers, which could reduce demand for our services.
     Our network may be vulnerable to unauthorized access, computer viruses, worms and Trojan horses and other disruptions. Internet service providers, telecommunications carriers and corporate networks have in the past experienced, and may in the future experience, interruptions in service as a result of accidental or intentional actions of Internet users, current and former employees and others. Unauthorized access could also potentially jeopardize the security of confidential information stored in our computer systems, our end-users and our reseller’s end-users. This might result in liability to us and also might deter potential customers from purchasing or selling our services. While we attempt to implement and develop additional security measures we have not implemented all of the security measures commercially available, and we may not implement such measures in a timely manner or at all. Moreover, these measures, if and when implemented, may be circumvented, and eliminating computer viruses and alleviating other security problems may require interruptions, delays or cessation of service to our customers and our reseller’s customers, which could harm our business.
Our success depends on our retention of certain key personnel, our ability to hire additional key personnel and the maintenance of good labor relations.
     We depend on the performance of our executive officers and key employees. In particular, our senior management has significant experience in the telecommunications industry and the loss of any of them could negatively affect our ability to execute our business strategy. Additionally, we do not have “key person” life insurance policies on any of our employees.
     Our future success also depends on our continuing ability to identify, hire, train and retain other highly qualified technical, operations, sales, marketing, finance, legal, human resource, and managerial personnel as we add end-users to our network. Competition for qualified personnel is intense. Our reduced stock price has greatly reduced or eliminated the value of stock options held by many of our employees, making it more difficult to retain employees in a competitive market. In addition, in the event that our employees unionize, we could incur higher ongoing labor costs and disruptions in our operations in the event of a strike or other work stoppage.
We depend on a limited number of third parties for equipment supply, software utilities, service and installation and if we are unable to obtain these items from these third parties we may not be able to deliver our services as required.
     We rely on outside parties to manufacture our network equipment and provide certain network services. These services, software and equipment include:
•	DSLAMs;

•	CPE, including modems, routers, bridges and other devices;

•	network routing and switching hardware;

•	customer support;

•	installation services;

•	customized software design and maintenance;

•	network management software;

•	systems management software;

•	database management software;

•	collocation space;

•	software used in our products;

•	hosting, email and IP provisioning services;

•	softswitches, used to provide VoIP services; and

•	Internet connectivity and Internet protocol services.
     We have in the past experienced supply problems with certain vendors. These vendors may not be able to meet our needs in a satisfactory and timely manner in the future, which may cause us to lose revenue. In addition, we may not be able to obtain additional vendors when needed.
     Our reliance on third-party vendors involves additional risks, including:
•	the possibility that some of our vendors will leave the DSL equipment business or will stop supporting equipment that we already have installed;

•	the absence of guaranteed capacity;

•	the possibility that software vendors will stop supporting software that we use; and

•	reduced control over delivery schedules, quality assurance, production yields and costs.
     Any of these events could have a material adverse impact on our business and operating results.
We use third-party vendors offshore for tasks that were previously done by our employees.
     In 2003 we began using offshore vendors to assist us with software development and certain customer support functions. Because we are using a third-party vendor to manage the day to day operations, we do not have as much control over the hiring and oversight of the vendors’ employees. In addition, the differences in time zones, languages and culture may make it difficult to integrate the vendors’ software development teams with our internal resources. As a result, this arrangement may impair our ability to modify and improve our software and to develop new software in a timely manner. In addition, we have provided these vendors with access to our intellectual property. While we have taken certain contractual and procedural steps to protect our intellectual property, if any of the vendors or their employees improperly uses our intellectual property, it may be more difficult for us to assert our intellectual property rights because we may not be able to use United States courts to enforce our rights.
     In outsourcing certain support functions to offshore vendors, we face similar integration problems as we do with our software outsourcing arrangements. In addition, these vendors may have difficulties communicating with our customers and resolving non-standard customer issues. We also may experience difficulties as we integrate the vendor’s systems with our own.
     Some of these offshore locations have experienced civil unrest and terrorism and have been involved in conflicts with neighboring countries. If some of these locations become engaged in armed hostilities, particularly if these hostilities are protracted or involved the threat of or use of weapons of mass destruction, our vendors’ operations could be adversely affected. While we have attempted to contractually protect ourselves against calamities, if our vendors’ operations are adversely affected, our customer service and software development efforts could be negatively impacted.
We have made and may make acquisitions of complementary technologies or businesses in the future, which may disrupt our business and be dilutive to our existing stockholders.
     We intend to consider acquisitions of businesses and technologies in the future on an opportunistic basis. Acquisitions of businesses and technologies involve numerous risks, including the diversion of management attention, difficulties in assimilating the acquired operations, loss of key employees from the acquired company, and difficulties in transitioning key customer relationships. In addition, these acquisitions may result in dilutive issuances of equity securities, the incurrence of additional debt and large one-time expenditures. Any such acquisition may not provide the benefits originally anticipated, and there may be difficulty in integrating the service offerings and networks gained through acquisitions and strategic investments with our own. Although we attempt to minimize the risk of unexpected liabilities and contingencies associated with acquired businesses through planning, investigation and negotiation, unexpected liabilities nevertheless may accompany such strategic investments and acquisitions.
     In addition, the purchase price of an acquired business may exceed the current fair value of the net tangible assets of the acquired business. As a result, we would be required to record material amounts of goodwill and other intangible assets, which could result in significant impairment charges and amortization expense in future periods. These charges, in addition to the results of operations of such acquired businesses, could have a material adverse effect on our business, financial condition and results of operations. We cannot forecast the number, timing or size of future acquisitions, or the effect that any such acquisitions might have on our operating or financial results.
     Under generally accepted accounting principles, we are required to review our intangible assets for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. In addition, we are required to review our goodwill on at least an annual basis. If presently unforeseen events or changes in circumstances arise which indicate that the carrying value of our goodwill or other intangible assets may not be recoverable, we will be required to perform impairment reviews of these assets, which have carrying values of approximately $50,020,000 as of March 31, 2006. An impairment review could result in a write-down of all or a portion of these assets to their fair values. We will perform an annual impairment review during the fourth quarter of each fiscal year or more frequently if we believe indicators of impairment exist. In light of the large carrying value associated with our goodwill and intangible assets, any write-down of these assets may result in a significant charge to our statement of operations in the period any impairment is determined and could cause our stock price to decline.

We must pay federal, state and local taxes and other surcharges on our service, the applicability and levels of which are uncertain.
     Telecommunications providers pay a variety of surcharges and fees on their gross revenues from interstate and intrastate services. Interstate surcharges include FUSF and Common Carrier Regulatory Fees. In addition, state regulators impose similar surcharges and fees on intrastate services and the applicability of these surcharges and fees to our services is uncertain in many cases. The division of our services between interstate and intrastate services, and between services that are subject to surcharges and fees and those that are not, is a matter of interpretation and may in the future be contested by the FCC or state authorities. The FCC is currently considering the nature of Internet service provider-bound traffic and new interpretations or changes in the characterization of jurisdictions or service categories could cause our payment obligations, pursuant to the relevant surcharges, to increase or result in liabilities. In addition, periodic revisions by state and federal regulators of the applicable surcharges may increase the surcharges and fees we currently pay. In addition, we may be required to pay certain state taxes, including sales taxes, depending on the jurisdictional treatment of the services we offer. The amount of those taxes could be significant, depending on the extent to which the various states choose to tax our services.
     The federal government and many states apply transaction-based taxes to the sales of our products and services and to our purchases of telecommunications services from various carriers. We are in discussions with federal and state tax authorities regarding the extent of our transaction-based tax liabilities. It is reasonably possible that our estimates of our transaction-based tax liabilities could materially change in the near term. We may or may not be able to recover some of those taxes from our customers.
We are a party to litigation and adverse results of such litigation matters could negatively impact our financial condition and results of operations.
     We are a defendant in some of the litigation matters described in “Part I, Item 3. Legal Proceedings” of our annual report on Form 10-K for the year ended December 31, 2005. While we are vigorously defending these lawsuits, the total outcome of these litigation matters is inherently unpredictable, and there is no guarantee we will prevail. Adverse results in any of these actions could negatively impact our financial condition and results of operations and, in some circumstances result in a material adverse effect on us. In addition, defending such actions could result in substantial costs and diversion of resources that could adversely affect our financial condition, results of operations and cash flows.
Our intellectual property protection may be inadequate to protect our proprietary rights.
     We regard certain aspects of our products, services and technology as proprietary. We attempt to protect them with patents, copyrights, trademarks, trade secret laws, restrictions on disclosure and other methods. These methods may not be sufficient to protect our technology. We also generally enter into confidentiality or license agreements with our employees and consultants, and generally control access to and distribution of our documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our products, services or technology without authorization, or to develop similar technology independently.
     Currently, we have been issued sixteen patents and we have a number of additional patent applications pending. We intend to prepare additional applications and to seek patent protection for our systems and services. These patents may not be issued to us. If issued, they may not protect our intellectual property from competition. Competitors could design around or seek to invalidate these patents.
     Effective patent, copyright, trademark and trade secret protection may be unavailable or limited in certain foreign countries. The global nature of the Internet makes it virtually impossible to control the ultimate destination of our proprietary information. The steps that we have taken may not prevent misappropriation or infringement of our technology. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of resources and could harm our business.
Third parties may claim we infringe their intellectual property rights.
     We periodically receive notices from others claiming we are infringing their intellectual property rights, principally patent rights. We expect the number of such claims will increase as the number of products and competitors in our industry segments grows, the functionality of products overlap, and the volume of issued software patents and patent applications continues to increase. Responding to infringement claims, regardless of their validity, could:
•	be time-consuming, costly and result in litigation;

•	divert management’s time and attention from developing our business;

•	require us to pay monetary damages or enter into royalty and licensing agreements that we would not normally find acceptable;

•	require us to stop selling or to redesign certain of our products; or

•	require us to satisfy indemnification obligations to our customers.
     If a successful claim is made against us and we fail to develop or license a substitute technology, our business, results of operations, financial condition or cash flows could be adversely affected.

The price of our common stock may continue to fluctuate significantly.
     The market price for our common stock has been, and is likely to continue to be, highly volatile, which may result in losses to investors. We believe that a number of factors contribute to this fluctuation and may cause our stock price to decline in the future. While it is not possible to foresee all of the events that could adversely affect the price of our common stock or cause such price to remain volatile, the factors include:
•	state and federal regulatory and legislative actions;

•	general economic conditions and the condition of the telecommunications industry;

•	our ability to maintain existing customers and add new customers and recognize revenue from distressed customers;

•	our ability to execute our operational plan and reach profitability and cash flow positive from operations;

•	our ability to maintain sufficient liquidity to fund our operations;

•	adverse litigation results;

•	announcements of new products, services or pricing by our competitors or the emergence of new competing technologies;

•	our failure to meet the expectations of investors or of analysts;

•	the adoption of new, or changes in existing, accounting rules, guidelines and practices, which may materially impact our financial statements and may materially alter the expectations of securities analysts or investors;

•	the level of demand for broadband Internet access services and VoIP telephony services;

•	departures of key personnel; and

•	effective internal controls over financial reporting.
     The stock market has periodically experienced significant price and volume fluctuations that have particularly affected the market prices of common stock of technology companies. These changes have often been unrelated to the operating performance of particular companies. These broad market fluctuations may also negatively affect the market price of our common stock.
Substantial leverage and debt service obligations may adversely affect our cash flow. (Refer to “Item 2 —Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” of our annual report on Form 10-K for the year ended December 31, 2005 for additional information).
     We may be unable to generate cash sufficient to pay the principal of, interest on and other amounts due in respect of our indebtedness when due. In particular, under certain circumstances we may be required to repay our existing $40,000,000 EarthLink Convertible Note and any amounts outstanding pursuant to our $50,000,000 senior secured credit facility with Silicon Valley Bank prior to the scheduled maturity dates for those loans. We may also add equipment loans and lease lines to finance capital expenditures and may obtain additional long-term debt, working capital lines of credit and leases, some of which may be on less than optimal terms.
     Our substantial leverage could have significant negative consequences, including:
•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our ability to obtain additional financing;

•	requiring the dedication of a portion of our expected cash flow from operations to service our indebtedness, thereby reducing the amount of our expected cash flow available for other purposes, including capital expenditures;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

•	placing us at a possible competitive disadvantage relative to less leveraged competitors and competitors that have better access to capital resources.
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
     This prospectus includes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the Private Securities Litigation Reform Act of 1995, and we are including this statement for purposes of complying with these safe harbor provisions. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions, including those in the section of this prospectus entitled “Risk Factors” and in our filings with the SEC, including our most recent amended annual report on Form 10-K/A and quarterly reports on Form 10-Q, which are incorporated by reference into this prospectus.
     Words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “projects” and variations of these words and similar expressions are intended to identify forward-looking statements. Examples of such forward-looking statements include but are not limited to:
•	impact of the federal, state and local telecommunications regulations, decisions and related litigation, and our ability to obtain ILEC network elements and facilities at reasonable rates;

•	continuing deployment of LPVA and our ability to bundle our data services with the voice services of EarthLink and other alternative voice providers;

•	timing of our cash flows;

•	extent to which customers purchase our services;

•	relationships with our strategic partners and other potential third parties;

•	pricing for our services in the future;

•	plans regarding new financing arrangements;

•	margins on our service offerings;

•	possibilities that we will increase our revenues;

•	plans to make strategic investments and acquisitions and the effect of such investments and acquisitions;

•	estimates and expectations of future operating results, the adequacy of our cash reserves, and the number of anticipated installed lines;

•	plans to increase sales of value-added services, like VoIP;

•	anticipated capital expenditures;

•	plans to enter into business arrangements with broadband-related service providers;

•	regulatory changes;

•	feasibility of alternative access solutions, like wireless;

•	effects of litigation currently pending; and

•	other statements contained in this prospectus regarding matters that are not historical facts.
     We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless we are required to do so by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.
     Market data used throughout this prospectus, including information relating to our relative position in the high-speed Internet connectivity industry, is based on independent industry sources, other publicly available information and the good faith estimates of our management. Although we believe that such sources are reliable, the accuracy and completeness of such information is not guaranteed and has not been independently verified.
USE OF PROCEEDS
     We will not receive any of the proceeds from the selling stockholder’s sale of shares of our common stock.
SELLING STOCKHOLDER
     The following table presents the name of the selling stockholder and the number of shares of common stock that the selling stockholder may offer under this prospectus. In March 2006, the shares of common stock, including those issuable upon conversion of the EarthLink Convertible Note, were originally issued by us and sold to the initial purchaser in a transaction exempt from the registration requirements of the Securities Act. To our knowledge, the selling stockholder has not, nor within the past three years has had, any position, office or other material relationship with us or any of our affiliates other than as described below.
     Unless indicated below, to our knowledge, the entity named in the table has sole voting and sole investment power with respect to all securities described below. The number of shares of common stock that may be sold consists of (i) 6,134,969 shares of common stock currently held by the selling stockholder, (ii) 21,505,376 shares of common stock issuable upon conversion of the EarthLink Convertible Note and (iii)

17,007,477 shares of common stock that are issuable upon conversion of notes issuable as payment of interest on the EarthLink Convertible Note. The number of shares issuable upon conversion of the EarthLink Convertible Note is subject to adjustment as described below under “Description of Capital Stock — EarthLink Convertible Note.” Including the shares currently issuable upon conversion of the EarthLink Convertible Note, the selling stockholder named below owns approximately 13.5% of our outstanding common stock. The percentage of common stock outstanding is calculated based on 331,142,489 shares of our common stock outstanding, which consists of 292,629,636 shares of our common stock outstanding as of April 30, 2006 and an additional 38,512,853 shares of common stock issuable upon the conversion of the EarthLink Convertible Note.
     EarthLink is one of our wholesale customers and, in 2005, accounted for 14.6% of our total net revenues. Pursuant to the Purchase Agreement under which EarthLink acquired 6,134,969 shares of common stock and the EarthLink Convertible Note, EarthLink has the right to have one person attend meetings of our Board of Directors in a non-voting, observer capacity so long as EarthLink continues to hold at least 33% of the total number of shares of common stock purchased under the Purchase Agreement, including shares issuable upon conversion of the EarthLink Convertible Note.
     Since the selling stockholder provided this information, it may have sold, transferred or otherwise disposed of all or a portion of its shares of common stock in a transaction exempt from the registration requirements of the Securities Act. As of the date of this prospectus, the selling stockholder beneficially owns 6,134,969 shares of common stock. Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Information concerning additional selling stockholders not identified in this prospectus shall be set forth in post-effective amendments. Transferees, successors and donees of the selling stockholder identified in this prospectus may be named in supplements to this prospectus. In addition, the number of shares of our common stock issuable upon conversion of the EarthLink Convertible Note, is subject to adjustment. Accordingly, the number of shares of common stock issuable upon conversion of the EarthLink Convertible Note may increase or decrease.
     Because the selling stockholder may sell all, some or none of the shares of common stock offered under this prospectus, this table assumes that the selling stockholder is offering, and will sell, all of the shares of common stock covered by this prospectus. The selling stockholder makes no representation that the shares covered by this prospectus will be offered for sale.

Shares of
	Common Stock	Percentage of
	That May be	Common Stock
Name of Selling Stockholder	Sold(1)	Outstanding(2)
EarthLink, Inc.	44,647,822	13.5%

(1)	The number in this column consists of (a) 6,134,969 shares of common stock currently held by the selling stockholder, (b) 21,505,376 shares of common stock issuable upon conversion of the EarthLink Convertible Note at the current conversion rate of $1.86 per share and (c) 17,007,477 shares of common stock that are issuable upon conversion of notes issuable as payment of interest on the EarthLink Convertible Note at the current conversion rate of $1.86 per share. However, this conversion rate is subject to adjustment as described below under “Description of Capital Stock — EarthLink Convertible Note.” As a result, the amount of common stock issuable upon conversion of the EarthLink Convertible Note in the future may increase or decrease.

(2)	The percentage of common stock outstanding is calculated based on 331,142,489 shares of our common stock outstanding, which consists of 292,629,636 shares of our common stock outstanding as of April 30, 2006 and an additional 38,512,853 shares of common stock issuable upon the conversion of the EarthLink Convertible Note.
PLAN OF DISTRIBUTION
     We are registering shares of our common stock on behalf of the selling stockholder. The selling stockholder acquired its shares of common stock and the EarthLink Convertible Note from us in March 2006. This prospectus covers the resale of the selling stockholder’s shares of common stock and the shares of common stock that we issue if and when the EarthLink Convertible Note and any notes issued as payment of interest on the EarthLink Convertible Note are converted. The selling stockholder is party to a registration rights agreement with us. To our knowledge, the selling stockholder has not entered into any agreement, arrangement or understanding with any particular broker or market maker with respect to the sale of the shares covered by this prospectus.
     The selling stockholder may offer and sell shares from time to time. In addition, the selling stockholder’s donees, pledgees, transferees and other successors in interest may sell shares received from the selling stockholder after the date of this prospectus as a gift, pledge, partnership distribution or other transfer. The selling stockholder will act independently of us in making decisions with respect to the timing, manner and size of each sale. The shares covered by this prospectus may be sold from time to time directly by the selling stockholder or through underwriters, broker-dealers or agents. If the shares are sold through underwriters or broker-dealers, the selling stockholder will be responsible for underwriting discounts or commissions or agent’s commissions.

     The shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. Sales may be in transactions, which may involve block transactions, as follows:
•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions other than on an exchange or quotation service or in the over-the-counter market;

•	by a combination of any such methods of sale; or

•	by any other method permitted by applicable law.
     These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.
     In connection with sales of the shares or otherwise, the selling stockholder may enter into hedging transactions with broker-dealers. In connection with these transactions, broker-dealers may engage in short sales of the shares covered by this prospectus and deliver such shares to close out these short positions, or loan or pledge registered securities to broker-dealers that in turn may sell them. The selling stockholder may also engage in similar transactions. In addition, the selling stockholder may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 or Rule 144A under the Securities Act rather than under this prospectus. In addition, we cannot assure you that such selling stockholder will not transfer, devise or gift the shares by other means not described in this prospectus.
     Transactions under this prospectus may or may not involve brokers or dealers. The selling stockholder may sell shares directly to purchasers or to or through broker-dealers, who may act as agents or principals. Broker-dealers engaged by the selling stockholder may arrange for other broker-dealers to participate in selling shares. Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholder in amounts to be negotiated in connection with the sale. Broker-dealers or agents may also receive compensation in the form of discounts, concessions or commissions from the purchasers of securities for whom the broker-dealers may act as agents or to whom they sell as principal, or both. This compensation as to a particular broker-dealer might exceed customary commissions.
     The selling stockholder has represented to us that it purchased the shares solely for its own account and for investment and that at the time of such purchase, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the shares.
     The selling stockholder and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of securities will be paid by the selling stockholder and/or the purchasers.
     The selling stockholder and any other person participating in a distribution of our common stock will be subject to the Exchange Act. The rules under the Exchange Act include Regulation M, which limits the timing of purchases and sales of the shares by participants in a distribution. In addition, Regulation M restricts the ability of any person engaged in a distribution to engage in market-making activities for the common stock being distributed for a period of up to five business days before the distribution starts. This may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities in the shares.
     We will use our reasonable best efforts to keep this registration statement continuously effective until the earliest of:
•	five years after it is declared effective by the SEC;

•	the date when all of the registrable securities have been publicly sold by the selling stockholder; and

•	the date when all of the registrable securities may be sold pursuant to Rule 144(k) under the Securities Act.
     We are permitted to suspend the use of this prospectus for up to a total of 30 days or, in certain circumstances, for up to 45 days, in any 90-day period or a total of 90 days in any 360-day period under circumstances relating to pending corporate developments, public filings with the SEC and similar events. In the event of any such suspension, we have agreed to use commercially reasonable efforts to permit the resumed use of this prospectus as soon as possible.
     We have agreed to pay the expenses of registering the shares under the Securities Act, including registration and filing fees, printing expenses, administrative expenses and certain legal and accounting fees.
     We and the selling stockholder have agreed to indemnify each other and other related parties against specified liabilities, including liabilities arising under the Securities Act.
     Our common stock is listed on the American Stock Exchange under the symbol “DVW.”

DESCRIPTION OF CAPITAL STOCK
     The following summary is a description of the material terms of our capital stock, does not purport to be complete and is subject in all respects to the applicable provisions of Delaware law and of our constituent documents and of the constituent documents of our subsidiaries. Our amended and restated certificate of incorporation, as amended, and amended and restated bylaws are incorporated by reference as exhibits to the registration statement of which this prospectus is a part.
General
     Our amended and restated certificate of incorporation, as amended, provides that we have authority to issue 600,000,000 shares of common stock, par value $0.001 per share, of which 10,000,000 shares are designated Class B common stock, and 5,000,000 shares of preferred stock, par value $0.001 per share.
     As of April 30, 2006, there were 292,629,636 shares of common stock outstanding and no shares of Class B common stock outstanding. Pursuant to an amendment to our amended and restated certificate of incorporation, we cannot issue Class B common stock. Common stockholders are entitled to one vote for each share held on all matters submitted to a vote of stockholders. They do not have cumulative voting rights. Common stockholders do not have preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of common stockholders are subject to the rights of the holders of any series of preferred stock that we may designate and issue in the future.
     As of April 30, 2006, there were no shares of our preferred stock outstanding. The board of directors has the authority to issue up to 5,000,000 shares of preferred stock in one or more series without any further action or vote by the stockholders. In addition, the board of directors is authorized, without stockholder approval, to fix the rights, preferences, privileges, and restrictions granted to or imposed upon such preferred stock, including:
•	dividend rights;

•	conversion rights;

•	terms of redemption;

•	liquidation preferences

•	voting rights, subject to the requirement that all issued stock must be voting stock;

•	sinking fund terms; and

•	the number of shares constituting any series or the designation of such series.
     As a result, our board of directors could issue additional preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of common stock. Issuing preferred stock could also have the effect of delaying, deferring or preventing a change in control or the removal of our management. We have no present plan to issue any shares of preferred stock.
Other Obligations to Issue Common Stock
     We have adopted and maintain equity incentive and stock purchase plans pursuant to which we are authorized to issue stock, stock options and other types of compensation for employees, consultants and other persons who provide services to us. Our employees are also given the right to purchase our common stock at favorable purchase prices under some of these plans. As of April 30, 2006, we had outstanding options to acquire approximately 24,645,603 shares of common stock under these plans. We have reserved approximately 24,035,214 additional shares of common stock for future issuance under these plans.
Warrants
     As of April 30, 2006, we had warrants outstanding to purchase an aggregate of 6,514,487 shares of our common stock.
     In September 2002, in conjunction with the execution of a five-year agreement with America Online, Inc., we granted AOL three warrants to purchase 1,500,000 shares of our common stock for $1.06 per share, 1,000,000 shares of our common stock for $3.00 per share and 1,000,000 shares of our common stock for $5.00 per share. These warrants are immediately exercisable, fully vested and nonforfeitable. In January 2003, in conjunction with an amendment to an agreement with AT&T, we granted AT&T three warrants to purchase shares of our common stock as follows: 1,000,000 shares for $0.94 per share; 1,000,000 shares for $3.00 per share; and 1,000,000 shares for $5.00 per share. These warrants are immediately exercisable, fully vested and nonforfeitable.
     In March 1998, we issued warrants to purchase shares of our common stock in connection with the issuance of our former 13 1/2% Senior Discount Notes, of which warrants to purchase 11,574 shares of our common stock were outstanding as of April 30, 2006. Such warrants are exercisable at a purchase price of $0.01. These warrants are fully vested, exercisable and expire on March 15, 2008. We also have other warrants to purchase 2,913 shares of our common stock outstanding.

3% Convertible Senior Debentures
     On March 10, 2004, we completed a private placement of $125 million in aggregate principal amount of 3% Convertible Senior Debentures (“Debentures”) due 2024, which are convertible into shares of our common stock at a conversion price of approximately $3.1742 per share, subject to certain adjustments. The Debentures mature on March 15, 2024. We may redeem some or all of the Debentures for cash at any time on or after March 20, 2009. Holders of the Debentures have the option to require us to purchase the Debentures in cash, in whole or in part, on March 15, 2009, 2014 and 2019. The holders of the Debentures will also have the ability to require us to purchase the Debentures in the event that we undergo a change in control. In each case, the redemption or purchase price would be at 100% of their principal amount, plus accrued and unpaid interest thereon.
EarthLink Convertible Note
     On March 15, 2006, we entered into a strategic agreement with EarthLink to further build and deploy our line-powered voice access services. The transaction contemplated by such agreement was consummated on March 29, 2006. In conjunction with the agreement, we received from EarthLink (i) $10,000,000 in exchange for 6,134,969 shares of our common stock, and (ii) $40,000,000 in exchange for the EarthLink Convertible Note. Principal on the EarthLink Convertible Note will be payable on March 15, 2011, provided that under specified circumstances and conditions, EarthLink may require us to repay the remaining principal amount of the EarthLink Convertible Note held by EarthLink in four equal installments payable March 15 of each year, commencing on March 15, 2007 and ending on March 15, 2010. Interest on the EarthLink Convertible Note will be payable on March 15 and September 15 of each year, commencing on September 15, 2006, and may be paid in cash or in additional notes identical to the EarthLink Convertible Note. The EarthLink Convertible Note (i) is a general secured obligation for us, (ii) is secured by certain property, plant and equipment purchased with the proceeds of the EarthLink Convertible Note pursuant to the terms of a security agreement entered into with EarthLink, (iii) will rank without partiality in right of payment with all of our existing and future secured, unsubordinated indebtedness, and (iv) will be senior in right of payment to all of our unsecured indebtedness and our subordinated indebtedness.
     The EarthLink Convertible Note is initially convertible into 21,505,276 shares of our common stock, reflecting an initial conversion price of $1.86 per share. In the event that we make all interest payments through the issuance of additional notes, these additional notes will be convertible into an additional 17,007,477 shares of our common stock, also reflecting a conversion price of $1.86 per share. The conversion rate is subject to weighted average antidilution protection as set forth in the EarthLink Convertible Note. In no event will the EarthLink Convertible Note and any additional notes be converted into an aggregate number of shares of our common stock which in the aggregate exceeds 19.9% of the then outstanding shares of our common stock. The EarthLink Convertible Note is initially convertible beginning on March 15, 2008, or upon a change of control of the Company, if occurring earlier. If not converted, we will be required to offer to redeem the EarthLink Convertible Note at 100% of the principal amount thereof upon a change of control.
Registration Rights
     As of April 30, 2006, holders of 51,147,822 shares of our common stock have the right to cause us to register their shares of our common stock. This number includes the shares being offered pursuant to this prospectus.
     In conjunction with the three warrants that we issued AOL in September 2002, we granted AOL registration rights for the 3,500,000 shares of common stock that such warrants are convertible into. AOL is entitled to demand, “piggy-back” and S-3 registration rights, subject to certain limitations and conditions. These registration rights terminate at the earlier of (i) September 2009 or (ii) such time as such stockholder may sell under Rule 144 in a three-month period all registrable securities then held by AOL.
     In conjunction with the three warrants that we issued AT&T in January 2003, we granted AT&T registration rights for the 3,000,000 shares of common stock into which such warrants are convertible. AT&T is entitled to demand, “piggy-back” and S-3 registration rights, subject to certain limitations and conditions. These registration rights terminate at the earlier of (i) January 2010 or (ii) such time as such stockholder may sell under Rule 144 in a three month period all registrable securities then held by AT&T.
     The 6,134,969 shares of our common stock issued to EarthLink and the shares issuable upon conversion of the EarthLink Convertible Note and/or any notes issued in payment of interest on the EarthLink Convertible Note are subject to the terms of our registration rights agreement with EarthLink. Pursuant to such registration rights agreement, we agreed to file by no later than May 30, 2006 a registration statement on Form S-3 with the Securities and Exchange Commission to register the resale of the 6,134,969 shares and the shares issuable upon conversion of the EarthLink Convertible Note and/or any notes issued in payment of interest on the EarthLink Convertible Note. We are required to use our reasonable best efforts to cause the registration statement to be declared effective under the Securities Act by the earlier of (i) September 25, 2006, or (ii) the fifth trading day following the date on which we are notified by the Securities and Exchange Commission that the initial registration statement will not be reviewed or is no longer subject to further review and comments. If the registration statement is not declared effective by the required date, we will be required to pay liquidated damages, at a rate of 0.50% per annum during the first 90-day period that the registration statement is not effective, and will increase by 0.50% per annum at the end of each subsequent 90-day period to a maximum of 1% per annum, until the earlier of the date in which the registration statement is declared effective or the date in which the registration statement is no longer required to be kept effective.
Anti-Takeover Provisions
     As noted above, our board of directors, without stockholder approval, has the authority under our amended and restated certificate of incorporation, as amended, to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly and easily, could adversely affect the rights of the common stockholders and could be issued with terms calculated to delay or prevent a change of control of our company or make removal of our management more difficult.

     Election and Removal of Directors
     Our amended and restated certificate of incorporation, as amended, and our amended and restated bylaws provide for the division of our board of directors into three classes with the directors in each class serving for a three-year term, and one class being elected each year by our stockholders. Our directors may be removed only for cause.
     This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of our company and may maintain the incumbency of the board of directors, as it generally makes it more difficult for stockholders to replace a majority of our directors.
     Stockholder Meetings and Written Consent
     Under our amended and restated bylaws, the stockholders may not call a special meeting of the stockholders of our company. Rather, only our board of directors, the chairman of our board of directors or the President or Chief Executive Officer may call special meetings of our stockholders. Our amended and restated certificate of incorporation, as amended, provides that stockholders may not act by written consent. As a result, stockholders can only act at a meeting.
     Requirements for Advance Notification of Stockholder Nominations and Proposals
     Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee thereof.
     Section 203 of the Delaware General Corporate Law
     We are subject to Section 203 of the Delaware General Corporation Law. Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:
•	prior to such date, the board of directors of the corporation approves either the business combination or the transaction that resulted in the stockholder’s becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder’s becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock, excluding shares held by directors, officers and certain employee stock plans; or

•	on or after the consummation date the business combination is approved by the board of directors and by the affirmative vote at an annual or special meeting of stockholders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.
     For purposes of Section 203, a “business combination” includes, among other things, a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is generally a person who, together with affiliates and associates of such person:
•	owns 15% or more of the corporation’s voting stock; or

•	is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the prior three years.
     These charter and bylaw provisions and provisions of Delaware law may have the effect of delaying, deterring or preventing a change of control of our company.
     Stockholder Protection Rights Plan
          In addition, our board of directors has adopted an Amended and Restated Stockholder Protection Rights Plan under which stockholders received one right for each share of our common stock owned by them. The rights become exercisable, in most circumstances, upon the accumulation by a person or group of 15% or more of our outstanding shares of common stock. Each right entitles the holder to purchase from us, as provided by the Amended and Restated Stockholder Protection Rights Agreement, one one-thousandth of a share of Participating Preferred Stock, par value $0.001 per share, for $400.00 subject to adjustment. The Rights Plan is not intended to, and will not, prevent a takeover of our company at a full and fair price. However, the rights may cause substantial dilution to a person or group acquiring 15% of more of our common stock unless the rights are first redeemed by our board of directors. In connection with our strategic agreement with EarthLink pursuant to which EarthLink acquired (or may acquire) the shares being registered under this prospectus, we amended the Rights Plan to provide that the sale to EarthLink of the common stock and the issuance of common stock upon conversion of the EarthLink Convertible Note would not trigger the issuance of Participating Preferred Stock under the Rights Plan.

Transfer Agent
     The transfer agent, registrar, dividend disbursing agent and redemption agent for our common stock is Mellon Investor Services LLC.
LEGAL MATTERS
     The validity of the securities offered under this prospectus will be passed upon for us by Fenwick & West LLP, Mountain View, California. Members of the firm of Fenwick & West LLP own an aggregate of approximately 4,000 shares of our common stock.
EXPERTS
          The financial statements as of December 31, 2005 and 2004 and for each of the two years in the period ended December 31, 2005 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
     The consolidated statements of operations, stockholders’ equity (deficit), and cash flows of Covad Communications Group, Inc. for the year ended December 31, 2003, appearing in Covad Communications Group, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2005 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein, and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon the report of Ernst & Young LLP pertaining to such financial statements given on the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
     We file annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of this information by mail from the Public Reference Section of the SEC at prescribed rates. Please call the SEC at 1-800-SEC-0330 for additional information about the Public Reference Room.
     The SEC also maintains a website that contains reports, proxy statements and other information about issuers, including Covad Communications Group, Inc., that file electronically with the SEC. The address of that site is www.sec.gov. You can also inspect reports and other information about us at the office of the NASDAQ National Market, 1735 K Street, N.W., Washington, D.C. 20006-1005.
     We are “incorporating by reference” into this prospectus certain information we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. This prospectus incorporates by reference the following documents, each of which we previously filed with the SEC:
•	our current reports on Form 8-K filed with the SEC January 23, 2006, February 21, 2006, March 1, 2006, March 8, 2006, March 10, 2006, March 17, 2006, April 4, 2006, April 12, 2006, April 18, 2006 and April 26, 2006;

•	our annual report on Form 10-K, as amended on Form 10-K/A for the year ended December 31, 2005 (including portions of our proxy statement relating to our 2006 annual meeting of stockholders incorporated by reference therein); and

•	our quarterly report on Form 10-Q for the quarterly period ended March 31, 2006.
     These reports contain important information about us and our finances.
     All documents that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, from the date of this prospectus to the end of the offering of the common stock under this document shall also be deemed to be incorporated herein by reference and will automatically update information in this prospectus.
     Any statements made in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
     You may request a copy of these filings, at no cost, by writing or calling us at the following address or telephone number:
Covad Communications Group, Inc.
110 Rio Robles
San Jose, CA 95134
(408) 952-6400

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution.
     The following table sets forth the various expenses payable by the Registrant in connection with the sale and distribution of the shares being registered hereby. Normal commission expenses and brokerage fees are payable individually by the selling holders. All amounts are estimated except the SEC registration fee.

Securities and Exchange Commission registration fee	$8,838
Accounting fees and expenses	$105,000
Legal fees and expenses	$15,000
Miscellaneous	6,162

Total	$135,000

Item 15. Indemnification of Officers and Directors.
     Section 145 of the Delaware General Corporation Law permits indemnification of officers, directors, and other corporate agents under certain circumstances and subject to certain limitations. The Registrant’s Amended and Restated Certificate of Incorporation, as amended, and Amended and Restated Bylaws provide that the Registrant shall indemnify its directors, officers, employees and agents to the full extent permitted by the Delaware General Corporation Law, including circumstances in which indemnification is otherwise discretionary under Delaware law. In addition, the Registrant has entered into separate indemnification agreements with its directors and executive officers which require the Registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service (other than liabilities arising from acts or omissions not in good faith or willful misconduct). Further, the Purchase Agreement pursuant to which the initial purchaser acquired the common stock registered hereunder and the related Registration Rights Agreement (Exhibit 4.5 to this registration statement) provide for indemnification by the initial purchaser of the Registrant, its directors and officers for certain liabilities, including liabilities arising under the Securities Act, and affords certain rights of contribution with respect thereto.
     These indemnifications provisions and the indemnification agreements entered into between the Registrant and its executive officers and directors may be sufficiently broad to permit indemnification of the Registrant’s executive officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933.
Item 16. Exhibits.
     The following exhibits are filed herewith or incorporated by reference herein:

		Incorporated by Reference
Exhibit				Date of	Exhibit	Filed
Number	Exhibit Description	Form	File No.	First Filing	Number	Herewith
2.1	Plan: First Amended Plan of Reorganization, as Modified, of Covad Communications Group, Inc. dated November 26, 2001.	S-4	333-51097	4/27/1998	2.1

2.2	Order Pursuant to § 1129 of the Bankruptcy Code Confirming the Debtor’s First Amended Chapter 11 Plan of Reorganization, as Modified (Docket No. 214).	8-K	000-25271	12/28/2001	2.1

2.3	Agreement and Plan of Merger, dated as of March 2, 2004, among Covad Communications Group, Inc., Covad Communications Investment Corp., GoBeam, Inc. and Eduardo Briceno, as Representative.	10-Q	000-25271	5/17/2004	2.1

2.4	Agreement and Plan of Merger, dated as of October 4, 2005, among Covad Communications Group, Inc., Windtalker Acquisition Corp., NextWeb, Inc. and Ghia Griarte as Representative.	8-K	001-32588	10/7/2005	2.1

4.1	Indenture, dated as of March 10, 2004 between the Registrant and The Bank of New York, as Trustee.	10-Q	000-25271	5/17/2004	4.1

4.2	Resale Registration Rights Agreement, dated as of March 10, 2004 among the Registrant and Banc of America Securities LLC.	10-Q	000-25271	5/17/2004	4.2

4.3	Form of Debenture for the Registrant’s 3% Convertible Senior Debentures due 2024.	10-Q	000-25271	5/17/2004	4.3

4.4	12% Senior Secured Convertible Note due 2011, dated as of March 29, 2006, entered into by Covad Communications Group, Inc. and Covad Communications Company for the benefit of EarthLink, Inc.	8-K	001-32588	4/4/2006	99.1

4.5	Registration Rights Agreement, dated as of March 29, 2006, by and between Covad Communications Group, Inc. and EarthLink, Inc.	8-K	001-32588	4/4/2006	99.3

4.6	Amendment to Amended and Restated Stockholder Protection Rights Agreement, dated as of March 29, 2006, by and between Covad Communications Group, Inc. and Mellon Investor Services.	8-K	001-32588	4/4/2006	99.5

5.1	Opinion of Fenwick & West LLP.					*

23.1	Consent of Fenwick & West LLP (included in Exhibit 5.1).					*

23.2	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.					*

23.3	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.					*

24.1	Power of Attorney (see page II-4).					*
Item 17. Undertakings.
     The undersigned Registrant hereby undertakes:
1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that (i) and (ii) do not apply if the registration statement is on Form S-3 or Form S-8 and the information required to be included in a post-effective amendment thereby is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     4. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     5. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
     6. The undersigned registrant hereby undertakes that:
          (i) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4)or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
          (ii) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on this 26 day of May, 2006.

COVAD COMMUNICATIONS GROUP, INC.

By:	/s/ Charles E. Hoffman
Charles E. Hoffman
Chief Executive Officer
POWER OF ATTORNEY
     KNOW BY ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Charles E. Hoffman and James A. Kirkland, and each of them, his or her true and lawful attorneys-in-fact and agents with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this registration statement on Form S-3, to sign any registration statement for an offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933 and to file the same, with all exhibits thereto and all documents in connection therewith, making such changes in this registration statement as such person or persons so acting deems appropriate, with the U.S. Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his, her or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on this 26 day of May, 2006.

Signature	Title

/s/ Charles E. Hoffman (Charles E. Hoffman)	Chief Executive Officer and Director (Principal Executive Officer)

/s/ Christopher Dunn (Christopher Dunn)	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ Charles McMinn (Charles McMinn)	Chairman of the Board of Directors

/s/ L. Dale Crandall (L. Dale Crandall)	Director

/s/ Robert Neumeister (Robert Neumeister)	Director

/s/ Larry Irving (Larry Irving)	Director

/s/ Daniel C. Lynch (Daniel C. Lynch)	Director

/s/ Richard A. Jalkut (Richard A. Jalkut)	Director

EXHIBIT INDEX

		Incorporated by Reference
Exhibit				Date of	Exhibit	Filed
Number	Exhibit Description	Form	File No.	First Filing	Number	Herewith
2.1	Plan: First Amended Plan of Reorganization, as Modified, of Covad Communications Group, Inc. dated November 26, 2001.	S-4	333-51097	4/27/1998	2.1

2.2	Order Pursuant to § 1129 of the Bankruptcy Code Confirming the Debtor’s First Amended Chapter 11 Plan of Reorganization, as Modified (Docket No. 214).	8-K	000-25271	12/28/2001	2.1

2.3	Agreement and Plan of Merger, dated as of March 2, 2004, among Covad Communications Group, Inc., Covad Communications Investment Corp., GoBeam, Inc. and Eduardo Briceno, as Representative.	10-Q	000-25271	5/17/2004	2.1

2.4	Agreement and Plan of Merger, dated as of October 4, 2005, among Covad Communications Group, Inc., Windtalker Acquisition Corp., NextWeb, Inc. and Ghia Griarte as Representative.	8-K	001-32588	10/7/2005	2.1

4.1	Indenture, dated as of March 10, 2004 between the Registrant and The Bank of New York, as Trustee.	10-Q	000-25271	5/17/2004	4.1

4.2	Resale Registration Rights Agreement, dated as of March 10, 2004 among the Registrant and Banc of America Securities LLC.	10-Q	000-25271	5/17/2004	4.2

4.3	Form of Debenture for the Registrant’s 3% Convertible Senior Debentures due 2024.	10-Q	000-25271	5/17/2004	4.3

4.4	12% Senior Secured Convertible Note due 2011, dated as of March 29, 2006, entered into by Covad Communications Group, Inc. and Covad Communications Company for the benefit of EarthLink, Inc.	8-K	001-32588	4/4/2006	99.1

4.5	Registration Rights Agreement, dated as of March 29, 2006, by and between Covad Communications Group, Inc. and EarthLink, Inc.	8-K	001-32588	4/4/2006	99.3

4.6	Amendment to Amended and Restated Stockholder Protection Rights Agreement, dated as of March 29, 2006, by and between Covad Communications Group, Inc. and Mellon Investor Services.	8-K	001-32588	4/4/2006	99.5

5.1	Opinion of Fenwick & West LLP.					*

23.1	Consent of Fenwick & West LLP (included in Exhibit 5.1).					*

23.2	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.					*

23.3	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.					*

24.1	Power of Attorney (see page II-4).					*